UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-27760

OUTCROP GOLD CORP.

(Exact name of registrant as specified in its charter)

Unit 510, 580 Hornby Street, Vancouver, British Columbia, Canada, V6C 3B6

Tel:  (604) 218-7400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:  152

Pursuant to the requirements of the Securities Exchange Act of 1934, Outcrop Gold Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2019	By: /s/ "Joseph Hebert"
Name: Joseph Hebert
Title: Chief Executive Officer